UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

TRUE DRINKS HOLDINGS, INC.

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

897837100

(CUSIP Number)

Vincent C. Smith 2560 East Chapman Avenue #173 Orange, CA 92869	LB 2, LLC 2560 East Chapman Avenue #173 Orange, CA 92869 Attention: Manager	Red Beard Holdings, LLC 2560 East Chapman Avenue #173 Orange, CA 92869 Attention: Manager

With a copy to:

Ryan C. Wilkins, Esq.

Stradling Yocca Carlson & Rauth, P.C.

660 Newport Center Drive

Newport Beach, CA 92660

(949) 725-4115

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 14, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to subject class of securities, and for any subsequent amendment containing information which would alter disclosures in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 897837100	13D	Page 2 of 15 Pages

1.	NAMES OF REPORTING PERSONS LB 2, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,459,329
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,459,329
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,459,329
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4% (1)
12.	TYPE OF REPORTING PERSON (see instructions) OO (LLC)

(1)	The percentage owned is based on 106,352,235 shares of Common Stock outstanding as of August 13, 2015, as reported by the Issuer in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2015, which was filed with the SEC on August 13, 2015.

CUSIP No. 897837100	13D	Page 3 of 15 Pages

1.	NAMES OF REPORTING PERSONS Vincent C. Smith, Jr. Annuity Trust 2015-1
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 60,300,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 60,300,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,300,000 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.4% (1)(2)
12.	TYPE OF REPORTING PERSON (see instructions) OO (TRUST)

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 under the Act and includes voting or investment power with respect to the reported securities. Shares of the Issuer’s common stock that may be acquired by the Reporting Person within 60 days are deemed to be outstanding for the purpose of computing the number and percentage of shares beneficially owned by the Reporting Person, but are not deemed to be outstanding for the purpose of computing the number or percentage of shares beneficially owned by the other Reporting Persons. As a result, the number of shares and percentage ownership reported by the Reporting Person does not reflect the actual ownership or voting power of the Reporting Person with respect to securities of the Issuer that are actually outstanding.

CUSIP No. 897837100	13D	Page 4 of 15 Pages

(2)	The percentage owned is based on 106,352,235 shares of Common Stock outstanding as of August 13, 2015, as reported by the Issuer in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2015, which was filed with the SEC on August 13, 2015.

CUSIP No. 897837100	13D	Page 5 of 15 Pages

1.	NAMES OF REPORTING PERSONS Red Beard Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 14,014,586
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 14,014,586
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,014,586 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6% (1)(2)
12.	TYPE OF REPORTING PERSON (see instructions) OO (LLC)

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 under the Act and includes voting or investment power with respect to the reported securities. Shares of the Issuer’s common stock that may be acquired by the Reporting Person within 60 days are deemed to be outstanding for the purpose of computing the number and percentage of shares beneficially owned by the Reporting Person, but are not deemed to be outstanding for the purpose of computing the number or percentage of shares beneficially owned by the other Reporting Persons. As a result, the number of shares and percentage ownership reported by the Reporting Person does not reflect the actual ownership or voting power of the Reporting Person with respect to securities of the Issuer that are actually outstanding.

CUSIP No. 897837100	13D	Page 6 of 15 Pages

(2)	The percentage owned is based on 106,352,235 shares of Common Stock outstanding as of August 13, 2015, as reported by the Issuer in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2015, which was filed with the SEC on August 13, 2015.

CUSIP No. 897837100	13D	Page 7 of 15 Pages

1.	NAMES OF REPORTING PERSONS Vincent C. Smith
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 76,795,370
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 76,795,370
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,795,370 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.5% (1)(2)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 under the Act and includes voting or investment power with respect to the reported securities. Shares of the Issuer’s common stock that may be acquired by the Reporting Person within 60 days are deemed to be outstanding for the purpose of computing the number and percentage of shares beneficially owned by the Reporting Person, but are not deemed to be outstanding for the purpose of computing the number or percentage of shares beneficially owned by the other Reporting Persons. As a result, the number of shares and percentage ownership reported by the Reporting Person does not reflect the actual ownership or voting power of the Reporting Person with respect to securities of the Issuer that are actually outstanding.

CUSIP No. 897837100	13D	Page 8 of 15 Pages

(2)	The percentage owned is based on 106,352,235 shares of Common Stock outstanding as of August 13, 2015, as reported by the Issuer in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2015, which was filed with the SEC on August 13, 2015.

CUSIP No. 897837100	13D	Page 9 of 15 Pages

EXPLANATORY NOTE

Reference is hereby made to that certain statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 16, 2015 relating to the beneficial ownership by certain of the Reporting Persons of the Common Stock of the Issuer. The Schedule 13D was amended by the filing of Amendment No. 1 to Schedule 13D with the SEC on July 23, 2015. This Amendment No. 2 to Schedule 13D is intended to amend and restate the Schedule 13D, as previously amended, in its entirety (as so amended, the “Schedule 13D” or the “Statement”).

The Reporting Persons hereby amend and restate the Schedule 13D as follows:

Item 1.	Security and Issuer

This Schedule 13D relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of True Drinks Holdings, Inc., a Nevada corporation (the “Company”).

The principal executive offices of the Company are located at 118553 MacArthur Blvd., Suite 325, Irvine, California 92612.

Item 2.	Identity and Background

(a) This Schedule 13D is filed by the following persons:

•	LB 2, LLC, a limited liability company organized under the laws of California (“LB 2”);

•	the Vincent C. Smith, Jr. Annuity Trust 2015-1, a trust organized under the laws of California (the “GRAT”);

•	Red Beard Holdings, LLC, a limited liability company organized under the laws of Delaware (“Red Beard”); and

•	Vincent C. Smith, an individual (“Mr. Smith” and, together with LB 2, the GRAT and Red Beard, the “Reporting Persons”).

Mr. Smith is the Manager of LB 2 and has the sole right to vote and dispose of the securities held by LB 2. Mr. Smith is the sole trustee of the GRAT and has the sole right to vote and dispose of the securities held by the GRAT. Mr. Smith is the Manager of Red Beard and has the sole right to vote and dispose of the securities held by Red Beard.

The agreement among the Reporting Persons relating to the joint filing of this Statement is attached to this Statement as Exhibit 1.

(b) The business address for each of the Reporting Persons is 2560 East Chapman Avenue #173, Orange, California 92869.

(c) LB 2 and Red Beard are investment vehicles. The GRAT is a trust established by Mr. Smith for estate planning purposes. The principal occupation of Mr. Smith is Principal of Toba Capital.

(d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 897837100	13D	Page 10 of 15 Pages

(f) This citizenship of the Reporting Persons is as follows:

•	LB 2 is a limited liability company organized under the laws of California;

•	the GRAT is a trust organized under the laws of California;

•	Red Beard is a limited liability company organized under the laws of Delaware; and

•	Mr. Smith is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

The source of funds for the acquisition of the securities of the Company reported in this Statement as beneficially owned by the Reporting Persons was the available capital of LB 2, Red Beard and Mr. Smith, as applicable. None of the funds used to acquire the reported securities were borrowed or otherwise obtained for the purpose of acquiring the securities. For additional information about the acquisition of the reported securities, see the disclosure in Item 4 of this Statement, which is incorporated by reference into this Item 3.

Item 4.	Purpose of Transaction

The securities of the Company to which this Statement relates have all been acquired by the Reporting Persons for investment purposes. A summary of the transactions pursuant to which the reported securities were acquired is set forth below.

February Purchase of Series C Preferred and Warrants

On February 20, 2015, LB 2 entered into a Securities Purchase Agreement with the Company, as amended by Amendment No. 1 to Securities Purchase Agreement, dated as of March 26, 2015 (as amended, the “February Purchase Agreement”), pursuant to which LB 2 purchased 67,000 shares of the Company’s Series C Convertible Preferred Stock, par value $0.001 per share (the “Series C Preferred”) for $100 per share. Each share of Series C Preferred had a stated value of $100 per share (the “Stated Value”), and was immediately convertible, at the option of each respective holder, into that number of shares of Common Stock equal to the Stated Value, divided by $0.15 per share. As a result, the 67,000 shares of Series C Preferred were convertible into 44,666,667 shares of Common Stock (the “February Conversion Shares”). The terms of the Series C Preferred are more fully described in that certain First Amended and Restated Certificate of Designation, Preferences, Rights and Limitations of Series C Convertible Preferred Stock of the Company filed with the Secretary of State of Nevada on March 26, 2015 (the “Certificate of Designation”).

Pursuant to the February Purchase Agreement, LB 2 also acquired warrants (the “February Warrants”) to purchase an aggregate of 19,600,000 shares of Common Stock (the “February Warrant Shares”). The February Warrants have a five-year term and are immediately exercisable for $0.15 per share.

In addition, LB 2 and the Company entered into a Registration Rights Agreement (the ‘Registration Rights Agreement”) pursuant to which the Company agreed to register the February Conversion Shares and the February Warrant Shares pursuant to the Securities Act of 1933, as amended, on a Registration Statement on Form S-1. The Registration Statement was subsequently filed with and declared effective by the SEC.

Stockholder Consent to Increase Authorized Shares

Pursuant to that certain Information Statement on Schedule 14C, which was filed by the Company with the SEC on May 19, 2015, the Company disclosed that its stockholders had previously approved an increase in the number of authorized shares of the Common Stock (the “Stockholder Consent”). Pursuant to Rule 14c-2 under the Act, the Stockholder Consent became effective on June 8, 2015, at which time the increase in the number of authorized shares of Common Stock became effective, resulting in the outstanding shares of Series C Preferred becoming eligible to be converted into the February Conversion Shares, and the February Warrants becoming eligible to be exercised for the February Warrant Shares. Prior to June 8, 2015, the Reporting Persons did not have the right or ability to convert the outstanding shares of Series C Preferred into the February Conversion Shares or to exercise the February Warrants for the February Warrant Shares because there were insufficient authorized shares of Common Stock to allow for the conversion or exercise.

CUSIP No. 897837100	13D	Page 11 of 15 Pages

Transfer of Shares of Series C Preferred and Warrants

In June 2015, all of the shares of Series C Preferred and all of the February Warrants acquired pursuant to the February Purchase Agreement were transferred to the GRAT. Mr. Smith is the sole trustee of the GRAT and has retained investment control over the securities held by the GRAT.

Additional Purchases of Common Stock

Through a series of open-market purchases made during July 2015, LB 2 acquired an aggregate of 577,185 additional shares of Common Stock. For additional information, see the disclosure in Schedule A of this Statement.

As a result of these transactions, as well as prior open-market purchases of Common Stock, LB 2 is reporting beneficial ownership of 1,459,329 shares of Common Stock.

Conversion of Series C Preferred

On July 30, 2015, the GRAT delivered a notice of conversion to the Company with respect to the full amount of the February Conversion Shares. As a result of the conversion, the 67,000 shares of Series C Preferred were converted into 44,666,667 shares of Common Stock. The GRAT continues to hold all of these February Conversion Shares. In addition, the GRAT continues to hold all of the February Warrants, which are immediately exercisable for 15,633,333 shares of Common Stock.

As a result of these transactions, the GRAT is reporting beneficial ownership of 60,300,000 shares of Common Stock.

August Purchase of Series C Preferred and Warrants

On August 13, 2015, Red Beard entered into a Securities Purchase Agreement with the Company (the “August Purchase Agreement”), pursuant to which Red Beard (i) purchased 7,942 shares of the Series C Preferred effective as of August 13, 2015 (the “Initial Investment”), and (ii) agreed to purchase an additional 6,177 shares of the Series C Preferred on August 28, 2015 (the “Second Investment”), in each case for $113.33 per share. Because Red Beard has completed the Initial Investment and is irrevocably committed to complete the Second Investment, Red Beard may be deemed to beneficially own an aggregate of 14,119 shares of Series C Preferred. Each share of Series C Preferred has a stated value of $100 per share (the “Stated Value”) and is immediately convertible, at the option of the holder, into that number of shares of Common Stock equal to the Stated Value, divided by $0.17 per share. As a result, the 14,119 shares of Series C Preferred are convertible into 8,305,294 shares of Common Stock.

In connection with the August Purchase Agreement, the Company filed a Second Amended and Restated Certificate of Designation, Preferences, Rights and Limitations of Series C Convertible Preferred Stock with the Secretary of State of Nevada on August 12, 2015 (the “Amended Certificate of Designation”).

Pursuant to the August Purchase Agreement, Red Beard also acquired warrants (the “August Warrants”) to purchase that number of shares of Common Stock equal to 35% of the number of shares of Common Stock underlying the shares of Series C Preferred acquired in the Initial Investment and to be acquired in the Second Investment. Because Red Beard has completed the Initial Investment and is irrevocably committed to complete the Second Investment, Red Beard may be deemed to beneficially own the August Warrants to be issued pursuant to the Initial Investment and the Second Investment, which are exercisable for an aggregate of 2,906,852 shares of Common Stock. The August Warrants have a five-year term and are immediately exercisable for $0.17 per share.

CUSIP No. 897837100	13D	Page 12 of 15 Pages

Pursuant to the August Purchase Agreement, Red Beard also acquired an option to purchase an additional 3,529 shares of the Series C Preferred for $113.33 per share, which is exercisable on or before September 15, 2015 (the “Option”). The 3,529 shares of Series C Preferred would be convertible into 2,075,882 shares of the Common Stock. In addition, Red Beard would receive additional warrants to purchase 35% of the number of shares of Common Stock underlying the shares of Series C Preferred purchased upon exercise of the Option (the “September Warrants”). Accordingly, if the Option is exercised in full, Red Beard would receive September Warrants to purchase an aggregate of 726,558 shares of the Common Stock. Upon issuance, the September Warrants would have a five-year term and would be immediately exercisable for $0.17 per share. In accordance with Rule 13d-3 under the Act, because the Option is exercisable within 60 days and such exercise is within the discretion of Red Beard, and because the shares of Series C Preferred and September Warrants to be received upon such exercise would be immediately convertible or exercisable, as applicable, Red Beard may be deemed to be the beneficial owner of all of the shares of Common Stock underlying the Option.

As a result of these transactions, Red Beard is reporting beneficial ownership of (i) the 8,305,294 shares of Common Stock into which the shares of Series C Preferred (issued as a result of the Initial Investment and to be issued as a result of the Second Investment) are convertible, (ii) the 2,906,852 shares of Common Stock for which the August Warrants are exercisable, (iii) the 2,075,882 shares of Common Stock into which the shares of Series C Preferred (that may be acquired upon exercise of the Option) would be convertible, and (iv) the 726,558 shares of Common Stock for which the September Warrants would be exercisable. Accordingly, Red Beard is reporting beneficial ownership of an aggregate of 14,014,586 shares of Common Stock.

Beneficial Ownership of Mr. Smith

Mr. Smith is the Manager of LB 2 and has the sole right to vote and dispose of the securities held by LB 2. In addition, Mr. Smith is the sole trustee of the GRAT and has the sole right to vote and dispose of the securities held by the GRAT. Furthermore, Mr. Smith is the Manager of Red Beard and has the sole right to vote and dispose of the securities held by Red Beard. As a result, Mr. Smith has sole voting and dispositive power over the securities reported by him and by each of the other Reporting Persons, and each of the other Reporting Persons has shared voting and dispositive power over the securities reported by that Reporting Person.

In addition to the shares of Common Stock reported as being beneficially owned by the Reporting Persons above, Mr. Smith holds 1,021,445 shares of Common Stock in an Investment Retirement Account of which he is the sole owner.

As a result of the aforementioned transactions and relationships, Mr. Smith is reporting beneficial ownership of an aggregate of 76,795,370 shares of Common Stock.

Summary of Referenced Documents

The foregoing descriptions of the February Purchase Agreement, the Certificate of Designation, the February Warrants, the Registration Rights Agreement, the August Purchase Agreement, the Amended Certificate of Designation and the August Warrants do not purport to be complete and are qualified in their entirety by reference to the full text of those documents, each of which is included as an exhibit to this Statement. For additional information, see the disclosure in Item 7 of this Statement, which is incorporated by reference into this Item 4.

Plans or Proposals of Reporting Persons

The Reporting Persons have no present plans or proposals that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investments in the Company on a continuing basis and have in the past and may in the future engage in discussions with management, the board of directors, other stockholders and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Company. Depending on various factors including, without limitation, the results of any such discussions; the Company’s operating results, financial position and business strategy; the trading price of the Common Stock; conditions in the securities market; and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Company as they deem appropriate. These actions may include, but are not limited to, purchasing additional shares of Series C Preferred or Common Stock; converting additional shares of Series C Preferred into Common Stock; exercising the Option (in whole or in part) to acquire additional shares of Series C Preferred; exercising the February Warrants, August Warrants and/or September Warrants (in whole or in part); purchasing additional securities of the Company that it may issue from time to time; selling some or all of their shares of Series C Preferred Stock or Common Stock (or such additional securities of the Company that it may issue from time to time), subject to compliance with applicable law; engaging in any hedging or similar transactions with respect to the Company’s securities, subject to compliance with applicable law; seeking additional board representation; taking other action to effect changes in the board composition, ownership structure or operations of the Company; encouraging the Company to pursue one or more strategic transactions or strategic alternatives to its current business; and/or otherwise changing their intention with respect to any and all matters referred to in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

CUSIP No. 897837100	13D	Page 13 of 15 Pages

Item 5.	Interest in Securities of the Issuer

The information set forth on the Cover Pages to this Statement, and in Item 4 of this Statement, is incorporated by reference into this Item 5.

(a) Information about the number of shares of Common Stock, and the percentage of Common Stock, beneficially owned by each Reporting Person is set forth below:

LB 2, LLC

•	Number of Shares Beneficially Owned: 1,459,329 (see Row 11 of the Cover Page)

•	Percentage of Class: 1.4% (see Row 13 of the Cover Page)

Vincent C. Smith, Jr. Annuity Trust 2015-1

•	Number of Shares Beneficially Owned: 60,300,000 (see Row 11 of the Cover Page)

•	Percentage of Class: 49.4% (see Row 13 of the Cover Page)

Red Beard Holdings, LLC

•	Number of Shares Beneficially Owned: 14,014,586 (see Row 11 of the Cover Page)

•	Percentage of Class: 11.6% (see Row 13 of the Cover Page)

Vincent C. Smith

•	Number of Shares Beneficially Owned: 76,795,370 (see Row 11 of the Cover Page)

•	Percentage of Class: 56.5% (see Row 13 of the Cover Page)

With respect to each of the Reporting Persons, beneficial ownership is determined in accordance with Rule 13d-3 under the Act and includes voting or investment power with respect to the reported securities. Shares of Common Stock that may be acquired by a Reporting Person within 60 days are deemed to be outstanding for the purpose of computing the number and percentage of shares beneficially owned by the Reporting Person, but are not deemed to be outstanding for the purpose of computing the number or percentage of shares beneficially owned by the other Reporting Persons. As a result, the number of shares and percentage ownership reported by each Reporting Person does not reflect the actual ownership or voting power of the Reporting Person with respect to securities of the Company that are actually outstanding.

CUSIP No. 897837100	13D	Page 14 of 15 Pages

The percentage of class reported as beneficially owned is based on 106,352,235 shares of Common Stock outstanding as of August 13, 2015, as reported by the Issuer in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2015, which was filed with the SEC on August 13, 2015.

(b) Mr. Smith is the Manager of LB 2 and has the sole right to vote and dispose of the securities held by LB 2. In addition, Mr. Smith is the sole trustee of the GRAT and has the sole right to vote and dispose of the securities held by the GRAT. Furthermore, Mr. Smith is the Manager of Red Beard and has the sole right to vote and dispose of the securities held by Red Beard. As a result, Mr. Smith has sole voting and dispositive power over the securities reported by him and by each of the other Reporting Persons, and each of the other Reporting Persons has shared voting and dispositive power over the securities reported by that Reporting Person.

(c) This Schedule 13D was originally filed with the SEC on June 16, 2015, and was previously amended by the filing of Amendment No. 1 to Schedule 13D with the SEC on July 23, 2015. This Amendment No. 2 to Schedule 13D is intended to amend and restate the Schedule 13D in its entirety. As a result, certain of the Reporting Persons are reporting on Schedule A to this Schedule 13D transactions in the Common Stock during the period beginning 60 days prior to the date of the original filing of the Schedule 13D through the filing date of this Amendment No. 2 to Schedule 13D. Except as set forth on Schedule A and disclosed in Item 4 of this Statement, during the past 60 days, the Reporting Persons have not effected any transactions in the Company’s securities.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in this Statement, there are no contracts, arrangements, understandings or relationships among the Reporting Persons and between any of the Reporting Persons and any other person with respect to securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

The Certificate of Designation, the February Purchase Agreement, the February Warrants and the Registration Rights Agreement are incorporated herein by reference to Exhibits 3.1, 10.1, 10.2 and 10.3, respectively, to the Company’s Current Report on Form 8-K filed with the SEC on February 24, 2015.

The Amended Certificate of Designation, the August Purchase Agreement and the August Warrants are incorporated herein by reference to Exhibits 3.1, 10.1 and 10.2, respectively, to the Company’s Current Report on Form 8-K filed with the SEC on August 18, 2015.

CUSIP No. 897837100	13D	Page 15 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: August 27, 2015

LB 2, LLC

By:	/s/: Vincent C. Smith
Name:	Vincent C. Smith
Title:	Manager

Vincent C. Smith, Jr. Annuity Trust 2015-1

By:	/s/: Vincent C. Smith
Name:	Vincent C. Smith
Title:	Trustee

Red Beard Holdings, LLC

By:	/s/: Vincent C. Smith
Name:	Vincent C. Smith
Title:	Manager

Vincent C. Smith

/s/: Vincent C. Smith